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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Sklar Peppler Launches Retailer Extranet

Developed With Magic Software’s eDeveloper For iSeries

Leading Canadian Furniture Manufacturer Goes Live With System In Only Three Weeks

Irvine, California (April 29, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the launch of Sklar Peppler Furniture Corporation’s retailer extranet. Utilizing eDeveloper, Magic’s core development and integration technology, Sklar Peppler was able to go live with a web-based order status reporting extranet for retailers in only three weeks. Sklar Peppler is the leading upholstered furniture manufacturer in Canada.

 “Our retailer extranet is the first step towards a comprehensive web-based information tool for our customers,” said Marg Allen, MIS Director for Sklar Peppler. “The system provides our customers with the benefit of easy online access to vital business records and information at any time and from anywhere.”

The Sklar Peppler extranet integrates and modernizes legacy applications developed in RPG and running on the IBM iSeries providing customers with access to information using standard web browsers.

“Magic Software’s team was very professional,” added Allen. “They completed the project in an extremely short timeframe so that we could launch it in time for an important industry event.”

eDeveloper (www.magicsoftware.com/edeveloper) is a leading application development and integration environment that facilitates the rapid creation and customization of large-scale and complex distributed applications. eDeveloper’s wide-ranging features for open standards integration and web development, enables the creation of  iSeries-based web applications with a significantly smaller investment of time and money as compared with other approaches.

“Sklar Peppler is another great example of a company with a commitment to use superior technology for rapid ROI and superior customer service, who chose eDeveloper as an open standards enabling development and integration environment,” said Oren Inbar, CEO of Magic Software Enterprises, Inc. “We look forward to continuing to work with Sklar Peppler in the future to provide even more benefits from Magic Software’s tools for rapid integration and development.”

About Sklar Peppler

Sklar Peppler (www.sklarpeppler.com) has a long tradition of excellence, with over 50 years of experience in manufacturing a complete line of high quality upholstered furniture. Founded in 1945, Sklar Peppler is the largest upholstered furniture manufacturer in Canada and one of the largest in North America. The company employs more than 600 employees. From their facilities in Whitby, Ontario, Canada and Portland, Oregon, USA, the company manufactures over 900 pieces of furniture per day, which are shipped to customers all over the world. Sklar Peppler is committed to the continuing use of advanced technology on behalf of its customers.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 29th, 2003